UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August, 2016

          STRATA OIL & GAS INC.

(Registrant’s Name)

10010 - 98 Street

PO Box 7770

          Peace River, AB T8S 1T3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]          Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ]          No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Strata Oil & Gas Inc. (the “Registrant”) will hold its Annual General Meeting of Shareholders on September 20, 2016 at the hour of 10:00 A.M. (Calgary, Alberta time) at 888 3rd Street SW, 10th Floor, West Tower, Calgary, Alberta, T2P 5C5.  In connection with the meeting, on or about August 29, 2016, the Registrant mailed to its Shareholders (i) an Information Circular, (ii) a Notice of Annual Meeting of the Shareholders, and (iii) a Proxy Card.

For all the provisions of the Information Circular, the Notice of Annual Meeting of Shareholders, and the Proxy Card, reference is hereby made to such documents annexed hereto as Exhibits 99.1, 99.2, and 99.3 respectively. All statements made herein concerning the foregoing documents are qualified by references to said exhibits.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STRATA OIL & GAS INC.

By: /s/ Trevor Newton

Name: Trevor Newton

Title: President and Chief Executive Officer

Date:    August 29, 2016

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